SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of July 19, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Telent PLC ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






Press enquiries
Charles Cook  tel: +44 (0) 20 7861 3928; mobile: +44 (0) 7710 910 563;
email: ccook@bell-pottinger.co.uk
Chris Hamilton  tel: +44 (0) 20 7861 3867; mobile: +44 (0) 7870 257 276;
email: chamilton@bell-pottinger.co.uk


                          WARRANTHOLDER MEETING RESULTS

London -19 July 2006 - telent plc (LSE: TLNT) (the "Company") today announces that, following the adjournment of the meeting of the holders of the Warrants (the "Warrantholders") convened by the Company for 11:00 a.m. on 19 July 2006, due to the fact that the Warrantholders either present or appropriately represented at that meeting were insufficient to form a quorum, the adjourned meeting is reconvened by the Company for 7 August 2006 at 11:00 a.m. at Glaziers Hall, 9 Montague Close, London Bridge, London, SE1 9DD for the purpose of considering and, if thought fit, passing the following Resolution which will be proposed as an Extraordinary Resolution in accordance with the provisions of the Warrant Deed Poll dated 16 May 2003 (the "Warrant Deed Poll").

Form of Extraordinary Resolution:

"This meeting (the "Meeting") of the holders of the outstanding Warrants of telent plc (the "Company") constituted by the Deed Poll dated 16 May 2003 executed by the Company (the "Warrant Deed Poll") hereby resolves THAT, subject to and conditional on the Scheme (as defined in the circular dated 26 June 2006 sent to Warrantholders) becoming effective (or, if the Scheme does not become effective but Holmar Holdings Limited ("Holmar") becomes entitled to exercise rights under section 429 of the Companies Act 1985 in respect of ordinary shares in the capital of the Company pursuant to any takeover offer for the Company by Holmar, with effect from Holmar becoming so entitled):

(1) the following modifications to the terms and conditions of the Warrants be and are hereby approved and sanctioned:

(A) the insertion of a new clause 6(C) in the Warrant Deed Poll:

"(C) At the expiry of the Subscription Period the Warrants will be cancelled. No Warrantholder shall be entitled to enforce the said covenants, obligations and conditions against the Company following the expiry of the Subscription Period for the Warrants.";

(B) the insertion in Condition 1(A) of the following definitions:

"Cancellation Date" means (i) the case of the New Scheme, the New Scheme Effective Date or, (ii) if the New Scheme does not become effective but Holmar Holdings Limited or one of its subsidiaries becomes entitled to exercise rights under section 429 of the Companies Act 1985 in respect of Shares pursuant to any takeover offer for the Company by such company, the date on which it becomes so entitled;

"New Scheme" means the scheme of arrangement under section 425 of the Companies Act 1985 between the Company and the holders of certain of its ordinary shares as set out in a document addressed to the holders of ordinary shares in the Company, dated (26) June 2006, with or subject to any modification, addition or condition which the High Court of Justice in England and Wales may think fit to approve or impose;

"New Scheme Effective Date" means the date on which the New Scheme becomes effective in accordance with its terms; and

(C) the replacement in Condition 1(A) of the definition of Subscription Period with the following:

"Subscription Period" means the period commencing on (and including) the date following the day upon which Warrants are first issued under the Deed Poll and expiring on (and including) the Cancellation Date, provided that with respect to any Warrant held by a person in the United States (as defined in Regulation S under the Securities Act), the Subscription Period will not commence until the date on which the Registration Statement is declared effective by the SEC";

(2) the supplemental deed poll recording the aforementioned modifications to the terms and conditions of the Warrants to be executed by the Company in the form of the draft produced to the Meeting and initialled by the chairman of the Meeting for the purposes of identification (the "Supplemental Deed Poll") be and is hereby approved;

(3) the Company be authorised, directed and instructed to (i) execute the Supplemental Deed Poll, where necessary with any such modifications, variations or amendments as in the opinion of the Company are of a formal, minor or technical nature, to correct a manifest error or are not materially prejudicial to the interests of Warrantholders, and (ii) execute all such other deeds and instruments, and do all such acts and things as may be necessary or desirable to carry out and give effect to this resolution of the Warrantholders;

(5) any abrogation, modification, compromise of or arrangement in respect of the rights of the Warrantholders against the Company or against any of its property whether the rights arise under the Warrant Deed Poll or are otherwise involved in or proposed to be effected by the Scheme, the Supplemental Deed Poll and/or this resolution of the Warrantholders and their implementation be and are hereby sanctioned and approved;

(6) capitalised terms used in this resolution of the Warrantholders shall, save where otherwise indicated, have the meanings given to them in the Warrant Deed Poll."

VOTING AND QUORUM

The following is a summary of the arrangements which have been made for the purpose of Warrantholders voting on the resolution of the Warrantholders (the "Warrantholder Resolution") to be proposed at the adjourned meeting. The following arrangements satisfy the requirements of the provisions contained in the Warrant Deed Poll relating to meetings of Warrantholders convened for the purpose of passing extraordinary resolutions and their adjournment. Full details of these arrangements are set out in Schedule 4 (Provisions as to Meetings of Warrantholders) to the Warrant Deed Poll.

(i) Extraordinary Resolution

The Warrantholder Resolution to be put to Warrantholders at the adjourned meeting is an Extraordinary Resolution (as defined in the Warrant Deed Poll) because it relates to a proposal by the Company to modify the rights of Warrantholders against the Company and to modify the Warrant Deed Poll. The majority required to pass an Extraordinary Resolution is at least 75 per cent. of the votes cast at the adjourned Meeting.

(ii) Quorum

As the quorum for the Warrantholder Meeting was not present within 30 minutes of the time fixed for the Warrantholder Meeting, the Warrantholder Meeting was adjourned. The quorum for the adjourned meeting is two or more persons present in person being Warrantholders or proxies, whatever the number of Warrants so held or represented.

Forms of Proxy or Forms of Direction returned for the original Warrantholder Meeting will remain valid for the adjourned meeting.

(iii) Voting

Each question submitted to the adjourned meeting will be decided by a poll.

On a poll, every Warrantholder who is present in person or by proxy will have one vote for each Warrant held by him.

DISPLAY DOCUMENTS AND COPIES OF THE CIRCULAR

The Scheme Document, the Warrant Deed Poll, the draft of the Supplemental Deed Poll (each as defined in the circular to Warrantholders setting out the background to and reasons for the proposed Warrantholder Resolution (the "Warrantholders' Circular")) and copies of the Warrantholders' Circular will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the close of the adjourned Meeting, and will also be available for inspection at the place of the adjourned Meeting for at least 15 minutes prior to, and during, the adjourned Meeting.

The definitions used in this announcement have the same meaning as in the Warrantholders' Circular dated 26 June 2006, unless the context requires otherwise.




ENDS/...

Copyright (c) 2006 telent plc. All rights reserved. All brands or product names are trademarks of their respective holders.

CD061910131






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary

Date: 19 July, 2006